SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 17 January 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 BT PROVIDES HISTORICAL PRO FORMA KPI DISCLOSURES FOR ENTERPRISE BUSINESS UNIT

●          Historical pro forma financial and operational key performance indicators (KPIs) for 2016/17, 2017/18, Q1 and Q2 2018/19 published in a new reporting structure which will apply from Q3 2018/19 onwards.
●          New reporting structure reflects the formation of BT's Enterprise business unit and the reporting of Openreach Northern Ireland KPIs within BT's Openreach unit, previously reported within BT's Business and Public Sector unit.
●          BT's reported group financials remain unchanged.

BT Group has today published historical pro forma financial and operational KPIs to reflect the group's new reporting structure.

The new structure reflects the combination of BT's Business and Public Sector and Wholesale and Ventures business units into a new division called Enterprise. Enterprise was formed on 1 May 2018 and will be reported as a single unit from Q3 2018/19. In addition, the pro forma KPIs reflect that BT now accounts for internal revenue generated by its Ventures businesses within Enterprise as revenue rather than as an internal recovery of cost.

The new structure also reflects that Openreach Northern Ireland (formerly Northern Ireland Networks) will be included within Openreach reporting from Q3 2018/19. Openreach Northern Ireland was previously reported within BT's Business and Public Sector unit.

The financial and operational KPIs under the new structure, prepared on a consistent basis for the years 2016/17, 2017/18, Q1 and Q2 2018/19, are provided on our website (https://www.btplc.com/Sharesandperformance/Financialreportingandnews/Quarterlyresults/index.htm).

BT's reported group financials for 2016/17, 2017/18, Q1 and Q2 2018/19 remain unchanged.

Reminder of other forthcoming changes to reporting

BT will report its financial statements under IFRS 16 from the first quarter of 2019/20. BT expects to adopt IFRS 16 on a modified retrospective basis in its 2019/20 financial statements. Accordingly it will not restate prior year comparatives for the effect of IFRS 16 but will instead restate its 1 April 2019 opening balance sheet for the full cumulative impact of adopting this standard.

The standard requires lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less, or the underlying asset is of low value. BT is in the process of quantifying the implications of this standard and will next report on the impact within its Annual Report 2019.

This standard will require BT to make key accounting judgements in particular around the likelihood of lease renewals. Details of BT's existing operating lease commitments at 31 March 2018 are set out in note 30 of its Annual Report 2018.

Ends

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services. BT consists of four customer-facing units: Consumer, Enterprise, Global Services and Openreach.

For the year ended 31 March 2018, BT Group's reported revenue was £23,723m with reported profit before taxation of £2,616m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 17 January 2019